SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: October 15, 2002

UBS AG
(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Schedule of Information Contained in this Report:

Tax Matters Opinion and Consent of Davis Polk & Wardwell

The information contained in this Report is incorporated by reference into Registration Statement number 333-46930.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By: /s/ Robert Dinerstein
Name: Robert Dinerstein
Title: Managing Director

By: /s/ Robert Mills
Name: Robert Mills
Title: Managing Director

Date: October 15, 2002

DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
October 15, 2002

UBS AG
Bahnhofstrasse 45
Zurich, Switzerland

Ladies and Gentlemen:

     We have acted as special tax counsel to UBS AG (the “Company”), in connection with the preparation and filing of a preliminary Prospectus Supplement dated October 10, 2002 (the “Prospectus Supplement”) to the Prospectus dated May 17, 2001 (the “Prospectus”) pursuant to an effective Registration Statement on Form F-3 (File No. 333- 46930) filed with the Commission on May 15, 2001, under the Securities Act of 1933, as amended (the “F-3 Registration Statement”), as Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Commission on September 29, 2000, as amended by Post Effective Amendment No. 1 thereto filed with the Commission on March 23, 2001 and Post-Effective Amendment No. 2 thereto filed with the Commission on March 29, 2001.

     We hereby confirm our opinion with respect to the summary in the Prospectus Supplement under the heading “Supplemental Tax Considerations—Supplemental U.S. Tax Considerations,” insofar as this summary relates to United States federal income tax matters, and subject to the conditions and limitations set forth therein.

     In addition, we consent to the filing of this confirmation of our opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Supplemental Tax Considerations—Supplemental U.S. Tax Considerations,” in the Prospectus Supplement included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
/s/ Davis Polk & Wardwell
Davis Polk & Wardwell